UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        PAREXEL INTERNATIONAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    699462107
                                 (CUSIP Number)

                                  MAY 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages



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                                                               PAGE 2 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          437,953
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                          437,953
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    437,953

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.61%

12       Type of Reporting Person (See Instructions)

                                    IA, CO


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                                                               PAGE 3 OF 9 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a.       [ ]
                               b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          437,953
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         437,953
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    437,953

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.61%

12       Type of Reporting Person (See Instructions)

                                    IN, HC




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                                                               PAGE 4 OF 9 PAGES


ITEM 1(A) NAME OF ISSUER:

          Parexel International Corporation (the "Issuer").

ITEM 1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          200 West Street
          Waltham, MA 02451

ITEM 2(A) NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Perry Corp.; and

          ii) Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

     This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

ITEM 2(C) CITIZENSHIP:

          1)   Perry Corp. is a New York corporation; and

          2)   Mr. Perry is a citizen of the United States.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.01 par value per share (the "Shares").

ITEM 2(E) CUSIP NUMBER:

          699462107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
       (C), CHECK WHETHER THE PERSON FILING IS A:

          i) Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

          ii)  Mr. Perry is a control person of Perry Corp.

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                                                               PAGE 5 OF 9 PAGES


ITEM 4. OWNERSHIP:

ITEM 4(A) AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 437,953 Shares.

ITEM 4(B) PERCENT OF CLASS:

     As of the Date of Event, the number of Shares outstanding was 27,157,335 according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed on May 9, 2006. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 1.61% of the total number of Shares outstanding.

ITEM 4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


         PERRY CORP.
         (i)       Sole power to vote or direct the vote                                                     437,953

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                     437,953

         (iv)      Shared power to dispose or to direct the disposition of                                         0

         MR. PERRY

         (i)       Sole power to vote or direct the vote                                                     437,953

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                     437,953

         (iv)      Shared power to dispose or to direct the disposition of                                         0


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interest (or investment percentages) in their respective funds.

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                                                               PAGE 6 OF 9 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

          Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

ITEM 10. CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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                                                               PAGE 7 OF 9 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 9, 2006                         PERRY CORP.


                                            By:     Richard C. Perry
                                            Title:  President

                                                    By: /s/ Michael C. Neus
                                                        ----------------------------------
                                                        Michael C. Neus
                                                        Attorney-in-Fact



Date:  June 9, 2006                         RICHARD C. PERRY


                                            By:   /s/  Michael C. Neus
                                                  ----------------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact



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                                                               PAGE 8 OF 9 PAGES
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

                                  EXHIBIT INDEX
                                                                                               PAGE NO.

A.      Joint Filing Agreement, dated as of June 9, 2006, by and among the Reporting
        Persons......................................................................           9

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                                                               PAGE 9 OF 9 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock, $0.01 par value, of Parexel International Corporation, dated as of June 9, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  June 9, 2006                         PERRY CORP.


                                            By:     Richard C. Perry
                                            Title:  President

                                                    By: /s/ Michael C. Neus
                                                        ----------------------------------
                                                        Michael C. Neus
                                                        Attorney-in-Fact



Date:  June 9, 2006                         RICHARD C. PERRY


                                            By:   /s/  Michael C. Neus
                                                  ----------------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


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